SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Martin Marietta Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

573284106

(CUSIP Number)

SPO Advisory Corp.

591 Redwood Highway, Suite 3215

Mill Valley, California 94941

(415) 383-6600

with a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON SPO Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 4,189,535(1)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER – 0 –
	9.	SOLE DISPOSITIVE POWER 4,189,535(1)
	10.	SHARED DISPOSITIVE POWER – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,535
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 4,189,535(1)(2)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER – 0 –
	9.	SOLE DISPOSITIVE POWER 4,189,535(1)(2)
	10.	SHARED DISPOSITIVE POWER – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,535
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON San Francisco Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
	7.	SOLE VOTING POWER 150,700(1)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER – 0 –
	9.	SOLE DISPOSITIVE POWER 150,700(1)
	10.	SHARED DISPOSITIVE POWER – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 150,700(1)(2)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER – 0 –
	9.	SOLE DISPOSITIVE POWER 150,700(1)(2)
	10.	SHARED DISPOSITIVE POWER – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON SPO Advisory Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 4,340,235(1)(2)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER – 0 –
	9.	SOLE DISPOSITIVE POWER 4,340,235(1)(2)
	10.	SHARED DISPOSITIVE POWER – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON CO

(1)

Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 4,189,535 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 150,700 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

Page 7 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON John H. Scully
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7.	SOLE VOTING POWER 1,100(1)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER 4,340,235(2)
	9.	SOLE DISPOSITIVE POWER 1,100(1)
	10.	SHARED DISPOSITIVE POWER 4,340,235(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON IN

(1)	These shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 8 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON William E. Oberndorf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7.	SOLE VOTING POWER 3,800(1)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER 4,340,235(2)
	9.	SOLE DISPOSITIVE POWER 3,800(1)
	10.	SHARED DISPOSITIVE POWER 4,340,235(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,035
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON IN

(1)	These shares are held in the William E. Oberndorf Individual Retirement Account, which is self directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 9 of 19 pages

CUSIP No. 573284106

1.	NAME OF REPORTING PERSON Edward H. McDermott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7.	SOLE VOTING POWER 100(1)
Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER 4,340,235(2)
	9.	SOLE DISPOSITIVE POWER 100(1)
	10.	SHARED DISPOSITIVE POWER 4,340,235(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON IN

(1)	These shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 10 of 19 pages

CUSIP No. 573284106

This Amendment No. 5 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on August 10, 2007, as amended on September 28, 2007, October 29, 2007, August 12, 2008 and October 10, 2008. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”) and Edward H. McDermott (“EHM”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO and EHM are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The Original 13D listed William J. Patterson (“WJP”) and the Elizabeth R. & William J. Patterson Foundation (the “Patterson Foundation”) as “Reporting Persons.” William J. Patterson passed away on September 24, 2010. As a result, Mr. Patterson and the Elizabeth R. & William J. Patterson Foundation are no longer “Reporting Persons” for all purposes under this Amendment and the Schedule 13D.

The Original 13D listed Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”) as a “Reporting Person.” PS Foundation no longer beneficially owns any of the Shares. As a result, PS Foundation is no longer a “Reporting Person” for all purposes under this Amendment and the Schedule 13D.

The following subsections of Item 2(b)-(c) are hereby amended and restated in their entirety as follows:

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

JHS

JHS’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

WEO

WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

Page 11 of 19 pages

CUSIP No. 573284106

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$527,633,079	(1)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$19,935,876	(2)
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds(3)	$135,821	(4)
WEO	Not Applicable and Personal Funds(3)	$344,836	(5)
EHM	Not Applicable and Personal Funds(3)	$7,902

(1)	Net of proceeds of $69,200,470.
(2)	Net of proceeds of $2,485,964.
(3)

As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

(4)	Net of proceeds of $20,599,
(5)	Net of proceeds of $62,003.

ITEM 5.	Interest in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 45,683,317 total outstanding shares of common stock as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 8, 2011.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,189,535 Shares, which constitutes approximately 9.2% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,189,535 Shares, which constitutes approximately 9.2% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 150,700 Shares, which constitutes approximately 0.3% of the outstanding Shares.

Page 12 of 19 pages

CUSIP No. 573284106

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 150,700 Shares, which constitutes approximately 0.3% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,340,235 Shares in the aggregate, which constitutes approximately 9.5% of the outstanding Shares.

JHS

Individually, and because of his positions as a control person of SPO Advisory Corp. JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,341,335 Shares, which constitutes approximately 9.5% of the outstanding Shares.

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,344,035 Shares in the aggregate, which constitutes approximately 9.5% of the outstanding Shares.

EHM

Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,340,335 Shares, which constitutes approximately 9.5% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,189,535 Shares.

Page 13 of 19 pages

CUSIP No. 573284106

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,189,535 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 150,700 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 150,700 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,340,235 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 4,340,235 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,100 Shares held in the John H. Scully Individual Retirement Accounts, which are self-directed individual retirement accounts.

WEO

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 4,340,235 Shares held by SPO and SFP in the aggregate. In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,800 Shares held in the William E. Oberndorf Individual Retirement Account, which is a self-directed individual retirement account.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 4,340,235 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100 Shares held in the Edward H. McDermott Individual Retirement Account, which is a self-directed individual retirement account.

Page 14 of 19 pages

CUSIP No. 573284106

(c) Within the past 60 days of the date of this statement, the Reporting Persons sold Shares in open market transactions on the New York Stock Exchange as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	A: Agreement pursuant to Rule 13d-1(k)

Page 15 of 19 pages

CUSIP No. 573284106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2011	By:	/s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P.(1)

SPO ADVISORY PARTNERS, L.P.(1)

SAN FRANCISCO PARTNERS, L.P.(1)

SF ADVISORY PARTNERS, L.P.(1)

SPO ADVISORY CORP.(1)

JOHN H. SCULLY(1)

WILLIAM E. OBERNDORF(1)

EDWARD H. MCDERMOTT(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Page 16 of 19 pages

CUSIP No. 573284106

SCHEDULE I TO

SCHEDULE 13D FOR SPO ADVISORY CORP.

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock W = Warrants	Number of Shares	Weighted Average[1] Price Per Share $		Where/How Transaction Effected

San Francisco Partners, L.P.	8/3/2011	Sell	CS	12,900	70.32	[2]	Open Market/Broker

SPO Partners II, L.P.	8/3/2011	Sell	CS	358,700	70.32	[2]	Open Market/Broker

John H. Scully, IRA	8/3/2011	Sell	CS	100	70.32	[2]	Open Market/Broker

William E. Oberndorf, IRA	8/3/2011	Sell	CS	300	70.32	[2]	Open Market/Broker

San Francisco Partners, L.P.	8/4/2011	Sell	CS	3,000	70.33	[3]	Open Market/Broker

SPO Partners II, L.P.	8/4/2011	Sell	CS	83,900	70.33	[3]	Open Market/Broker

William E. Oberndorf, IRA	8/4/2011	Sell	CS	100	70.33	[3]	Open Market/Broker

San Francisco Partners, L.P.	8/5/2011	Sell	CS	6,911	68.07	[4] [5]	Open Market/Broker

San Francisco Partners, L.P.	8/5/2011	Sell	CS	489	68.82	[5] [6]	Open Market/Broker

SPO Partners II, L.P.	8/5/2011	Sell	CS	191,909	68.07	4 5	Open Market/Broker

SPO Partners II, L.P.	8/5/2011	Sell	CS	13,591	68.82	[5] [6]	Open Market/Broker

John H. Scully, IRA	8/5/2011	Sell	CS	93	68.07	4 5	Open Market/Broker

John H. Scully, IRA	8/5/2011	Sell	CS	7	68.82	[5] [6]	Open Market/Broker

William E. Oberndorf, IRA	8/5/2011	Sell	CS	187	68.07	4 5	Open Market/Broker

William E. Oberndorf, IRA	8/5/2011	Sell	CS	13	68.82	[5] [6]	Open Market/Broker

San Francisco Partners, L.P.	8/8/2011	Sell	CS	5,865	67.40	[5] [7]	Open Market/Broker

San Francisco Partners, L.P.	8/8/2011	Sell	CS	35	67.64	[5] [8]	Open Market/Broker

SPO Partners II, L.P.	8/8/2011	Sell	CS	163,035	67.40	5 7	Open Market/Broker

SPO Partners II, L.P.	8/8/2011	Sell	CS	965	67.64	5 8	Open Market/Broker

William E. Oberndorf, IRA	8/8/2011	Sell	CS	100	67.40	5 7	Open Market/Broker

San Francisco Partners, L.P.	8/9/2011	Sell	CS	2,622	66.62	[5] [9]	Open Market/Broker

San Francisco Partners, L.P.	8/9/2011	Sell	CS	4,278	68.12	[5] [10]	Open Market/Broker

[1]

The prices listed below represent the weighted average prices at which the amount of shares listed in each row were sold. Full detailed information regarding the shares sold and the corresponding prices will be provided upon request.

[2]	The range of prices for these sales was $70.10 – $70.93.
[3]	The range of prices for these sales was $69.97 – $70.53.
[4]	The range of prices for these sales was $67.70 – $68.69.
[5]	The weighted average price per share indicated in this row has been calculated in the aggregate for all Reporting Persons for the price range and date indicated.
[6]	The range of prices for these sales was $68.70 – $68.97.
[7]	The range of prices for these sales was $66.62 – $67.61.
[8]	The range of prices for these sales was $67.62 – $67.65.
[9]	The range of prices for these sales was $66.60 – $67.59.
[10]	The range of prices for these sales was $67.60 – $68.12.

Page 17 of 19 pages

CUSIP No. 573284106

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock W = Warrants	Number of Shares	Weighted Average[1] Price Per Share $		Where/How Transaction Effected

SPO Partners II, L.P.	8/9/2011	Sell	CS	73,264	66.62	[5] [9]	Open Market/Broker

SPO Partners II, L.P.	8/9/2011	Sell	CS	119,536	68.12	[5] [10]	Open Market/Broker

John H. Scully, IRA	8/9/2011	Sell	CS	38	66.62	[5] [9]	Open Market/Broker

John H. Scully, IRA	8/9/2011	Sell	CS	62	68.12	[5] [10]	Open Market/Broker

William E. Oberndorf, IRA	8/9/2011	Sell	CS	76	66.62	[5] [9]	Open Market/Broker

William E. Oberndorf, IRA	8/9/2011	Sell	CS	124	68.12	[5] [10]	Open Market/Broker

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CUSIP No. 573284106

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)